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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*


                              Ascendia Brands, Inc.
--------------------------------------------------------------------------------
                                (Name of Company)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    15670X104
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

           Mathew Hoffman, Esq.                    Eleazer Klein, Esq.
      Prentice Capital Management, LP           Schulte Roth & Zabel LLP
       623 Fifth Avenue, 32nd Floor                 919 Third Avenue
           New York, NY 10022                      New York, NY 10022
             (212) 756-8040                          (212) 756-2376

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 30, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------                                  -----------------------
CUSIP NO.  15670X104                                      PAGE 2 OF 7 PAGES
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Prentice Capital Management, LP
            73-1728931
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            WC (See Item 3)
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                0
                      ----------------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
    SHARES                      1,174,911
 BENEFICIALLY         ----------------------------------------------------------
  OWNED BY               9      SOLE DISPOSITIVE POWER
    EACH                        0
 REPORTING            ----------------------------------------------------------
PERSON WITH             10      SHARED DISPOSITIVE POWER
                                1,174,911
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
            1,174,911
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                     [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)
            9.99%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                                  -----------------------
CUSIP NO.  15670X104                                      PAGE 3 OF 7 PAGES
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Michael Zimmerman
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            WC (See Item 3)
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                0
                      ----------------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
    SHARES                      1,174,911
 BENEFICIALLY         ----------------------------------------------------------
  OWNED BY               9      SOLE DISPOSITIVE POWER
    EACH                        0
 REPORTING            ----------------------------------------------------------
PERSON WITH             10      SHARED DISPOSITIVE POWER
                                1,174,911
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
            1,174,911
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                     [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)
            9.99%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                                  -----------------------
CUSIP NO.  15670X104                                      PAGE 4 OF 7 PAGES
-----------------------                                  -----------------------


                         AMENDMENT NO. 4 TO SCHEDULE 13D

         Reference is made to the Statement on Schedule 13D filed on July 10, 2006, as amended on August 7, 2006, November 17, 2006 and December 29, 2006 (the "Schedule 13D"), on behalf of Prentice Capital Management, LP ("Prentice Capital Management") and Michael Zimmerman ("Mr. Zimmerman" and, together with Prentice Capital Management, the "Reporting Persons"), relating to the Common Stock, par value $0.001 per share, of Ascendia Brands, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Shares" are to the Common Stock of the Company. Capitalized terms used herein and not otherwise defined have the meanings given to them in the Schedule 13D.

         The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. Each of Prentice Capital Management and Mr. Zimmerman disclaims beneficial ownership of all of the Shares reported in this Schedule 13D.

ITEM 4.      PURPOSE OF TRANSACTION

         Item 4 of the Schedule 13D is hereby amended to include the following:

         On December 30, 2006, the Prentice Parties entered into an agreement with the Company (the "Note Amendment Agreement"), amending certain terms and conditions of the senior secured convertible notes (the "Notes") in the principal amount of $91 million sold by the Company to the Prentice Parties on August 2, 2006 pursuant to the Securities Purchase Agreement.

         As amended, the Notes (the "Amended Notes") have a term of 10 years from the date of the Note Amendment Agreement (subject to certain put and call rights described below) and will bear interest at the rate of 9 percent per annum, subject to increase to up to 13% upon the nonoccurrence of certain specified events; provided that, for the period ending March 31, 2007, the Company has the option to accrue and capitalize interest. If the Company consummates the Acquisition (as defined in the Amended Notes), it may elect to continue to defer and capitalize interest on the then-outstanding balance of the Amended Notes.

         Any portion of the balance due under the Amended Notes is convertible at any time, at the option of the holder(s), into Common Stock of the Company (the "Conversion Shares") at a price of $0.42 per share (subject to certain anti-dilution adjustments), PROVIDED THAT THE HOLDERS MAY NOT CONVERT ANY AMOUNTS DUE UNDER THE AMENDED NOTES IF AND TO THE EXTENT THAT, FOLLOWING SUCH A CONVERSION, THE HOLDER AND ANY AFFILIATE WOULD COLLECTIVELY BENEFICIALLY OWN MORE THAN 9.99 PERCENT OF THE AGGREGATE NUMBER OF SHARES OUTSTANDING

                                  SCHEDULE 13D

-----------------------                                  -----------------------
CUSIP NO.  15670X104                                      PAGE 5 OF 7 PAGES
-----------------------                                  -----------------------

FOLLOWING SUCH CONVERSION. The Company may require the exchange of up to $40 million in principal amount of the Amended Notes for shares of a newly created series of preferred stock on terms acceptable to the Company and the Prentice Parties, for a 15 percent exchange fee payable in cash, if necessary to maintain the Company's stockholders' equity at the level required pursuant to the continued listing standards of the American Stock Exchange.

         At any time after the eighth anniversary of the Note Amendment Agreement, the Company or any holder may redeem all or any portion of the balance outstanding under the Amended Notes at a premium of 7 percent. The Amended Notes are redeemable by the holder(s) at any time upon the occurrence of an event of default or a change in control of the Company (as defined in the Amended Notes), at premiums of 25 and 20 percent, respectively. In addition, upon the consummation of the Acquisition, the Company may redeem up to $10 million in principal amount of the Amended Notes at a premium of 15 percent, and $10 million in principal amount of the Amended Notes at a premium to be mutually agreed between the parties.

         In connection with the amendment to the Notes, the Prentice Parties agreed to waive certain defaults arising under the Notes relating to the payment of accrued interest due December 31, 2006, to waive compliance with certain financial covenants through the end of the Company's current fiscal year (and any past events of default under such financial covenants), and to defer, until June 30, 2007, the requirement to file a registration statement with respect to the Shares issuable upon conversion of the Amended Note. In addition, the parties agreed to defer, until February 28, 2007, the date for determining the number of Shares that may be issued upon the exercise of the Series B Warrants held by the Prentice Parties, and the exercise price of such Series B Warrants.

         In addition, the Prentice Parties entered into a Second Amended and Restated Registration Rights Agreement with the Company (the "Registration Rights Agreement") to provide registration rights with respect to the Conversion Shares, the Preferred Shares and the Common Stock of the Company into which the Preferred Shares may be converted. Under the Registration Rights Agreement, the Company is required to file a registration statement with respect to the registrable securities by June 30, 2007 and to use its best efforts to have such registration statement declared effective not later than 60 days thereafter (or 90 days after the filing deadline if the registration statement is subject to a review by the Commission).

         The Note Amendment Agreement, the Amended Notes and the Registration Rights Agreement, are attached hereto as Exhibits J, K and L, respectively.

                                  SCHEDULE 13D

-----------------------                                  -----------------------
CUSIP NO.  15670X104                                      PAGE 6 OF 7 PAGES
-----------------------                                  -----------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         Item 6 of the Schedule 13D is hereby amended to include the following:

         As described in Item 4 above, the Prentice Parties agreed to amend certain terms and conditions of the Notes pursuant to the Note Amendment Agreement and the Amended Notes and entered into a related Registration Rights Agreement.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit J - The Note Amendment Agreement is incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 3, 2007.

Exhibit K - The Amended Notes are incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 3, 2007.

Exhibit L - The Second Amended Registration Rights Agreement is incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 3, 2007.

                                  SCHEDULE 13D

-----------------------                                  -----------------------
CUSIP NO.  15670X104                                      PAGE 7 OF 7 PAGES
-----------------------                                  -----------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2007

PRENTICE CAPITAL MANAGEMENT, LP



By:  /s/ Michael Weiss
     -------------------------------
     Name:  Michael Weiss
     Title:  Chief Financial Officer


MICHAEL ZIMMERMAN



/s/ Michael Zimmerman
-------------------------------------
Michael Zimmerman